July 7, 2016

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Offices of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.
Form 40-F for the fiscal year ended December 31, 2015
Filed March 17, 2016
Form 6-K filed May 6, 2016
File No. 001-32403

Dear Mr. Parker:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated July 1, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F and Form 6-K.

As discussed with representatives of the Company, the Company intends to file its written response to the Comment Letter no later than August 1, 2016. Please contact Edwin S. Maynard at (212) 373-3024 or David E. Sobel at (212) 373-3226, in each case, of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Steeve Thibeault

Steeve Thibeault,

Chief Financial Officer,

Turquoise Hill Resources Ltd.

cc:	Brian McAllister, Securities and Exchange Commission
Edwin S. Maynard, Esq., David E. Sobel, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, BC V6C 1S4
Canada
T 604 688 5755
www.turquoisehill.com